UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® to Showcase Accton Wireless Broadband End User WiMAX™ Devices, an Important Milestone in its OPEN™ WiMAX Strategy. Dated September 29th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® to Showcase Accton Wireless Broadband
End User WiMAX™ Devices, an Important Milestone
in its OPEN™ WiMAX Strategy

Demonstrating mature and strong ecosystem at WiMAX World

Tel Aviv, Israel, September 29, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it will showcase AWB’s (Accton Wireless Broadband) new WiMAX product portfolio at WiMAX World, Chicago, October 1-2, Booth #711. AWB’s end-user WiMAX devices, now offered as part of Alvarion’s OPEN WiMAX ecosystem, represent an important milestone in the companies’ strong partnership and further highlight Alvarion’s mature and expanding ecosystem.

The display of WiMAX devices will include CPEs, PC cards and USB adapters:

—	BreezeMAX® Si / WiMAX 802.16e Indoor CPE RG230 supports: 2.3, 2.5, 3.5 GHz frequency bands; MIMO; all-in-one gateway integrated 4 data ports, 2 voice ports and 802.11b/g Wi-Fi gateway; full non-line-of-sight deployment, and more.

—	BreezeMAX Pro / WiMAX 802.16e Outdoor CPE OD200 supports: 2.3, 2.5, 3.5 GHz frequency bands; MIMO; separate outdoor and indoor unit performing as a WiMAX modem and LAN gateway respectively, and connects to each other via PoE, and more.

—	WiMAX 802.16e USB Adapter US210 supports: 2.3, 2.5, 3.5 GHz frequency bands; MIMO; USB 2.0 host interface, and more.

—	BreezeMAX PC Card / WiMAX 802.16e PC Card PC200 supports: 2.3, 2.5, 3.5 GHz frequency bands; MIMO; CardBus host interface, and more.

“We are proud to be showcasing our wireless broadband product portfolio as part of Alvarion’s best-of-breed OPEN WiMAX ecosystem,” said Benny Glazer, CEO of AWB. “Working closely with Alvarion, we have produced innovative and high level devices for improved customer business case and further proved our capability on delivering qualified WiMAX products to the market. We believe that offering affordable WiMAX end-user devices will spur the mass market to the realization of Personal Broadband access services anytime and anywhere.”

Alvarion has already accomplished advanced interoperability with AWB devices. AWB’s PC Cards are marketed and sold by one of Alvarion’s customers DigitalBridge Communications (DBC) in Jackson Hole, Wyoming, where DBC deployed a Mobile WiMAX™ network using Alvarion’s complete 4Motion® solution. DBC offers a true mobile Internet service using Alvarion’s WiMAX Forum Certified™ BreezeMAX 2500 base station with mobility features such as handoff.

Alvarion’s OPEN WiMAX strategy aims to create a standard-based ecosystem of best-in-class vendors so operators can cost-effectively build end-to-end solutions. Through this strategy, mass market devices can be sourced directly from the ecosystem companies. The introduction of AWB devices is an important step in this direction.

“The availability of feature-rich AWB mobile and fixed WiMAX products as part of our 4Motion solution will allow our customers several choices to offer end consumers,” said Tzvika Friedman, President and CEO of Alvarion. “Our global customers will now be able to mix different types of devices in their deployments to fit their specific business case. This is a result of our close cooperation and strategic partnership with AWB. A strong ecosystem of devices enables a variety of services including voice, video, and data for optimized user experience.”

About AWB
Established in 2006, Accton Wireless Broadband Corp. (AWB), part of the Accton Group, develops WiMAX devices for fixed and mobile solutions being compliant with IEEE802.16e wave 2 standards. Partnering with leading telecommunication vendors and operators, AWB has developed a best-of-breed WiMAX CPE that enables next generation broadband-centric anytime, anywhere access. For more information, please visit www.awbnetworks.com.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum
Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.